UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (AMENDMENT NO. 18)

                                  FUNDTECH LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    M47095100
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                SARIT HECHT, ADV.
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                        3 AZRIELI CENTER, TRIANGLE TOWER
                                 TEL AVIV, 67023
                               TEL: 972-3-6075795
                                     ISRAEL

--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  APRIL 7, 2008
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Industries and Investments Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            8,797,398 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        8,797,398 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,797,398 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.32%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------


                               Page 2 of 11 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            8,895,896 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        8,895,896 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,895,896 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares beneficially held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development"), for their own account. Does not include
(i) 203,133 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of CIEH, (ii) 150 Ordinary Shares which are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers and (iii) 1,500 Ordinary Shares held for members of the public through mutual funds which are managed by a company controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (collectively, the "CIEH and Epsilon Shares"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 3 of 11 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            8,895,896 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        8,895,896 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,895,896 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. This number does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 4 of 11 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0 shares
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            8,895,896 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0 shares
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        8,895,896 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,895,896 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. This number does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 5 of 11 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Shelly Dankner-Bergman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            8,895,896 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        8,895,896 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,895,896 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. This number does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 6 of 11 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            8,895,896 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        8,895,896 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,895,896 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 7 of 11 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            8,895,896 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        8,895,896 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,895,896 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 8 of 11 pages

This Amendment No. 18 amends and supplements the Statement (as amended from time to time, the "Statement") on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.01 each ("Ordinary Shares"), of Fundtech Ltd. (the "Issuer"), previously filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons (as defined below), the last amendment of which was filed with the SEC on December 4, 2007.

Unless otherwise defined in this Amendment No. 18, capitalized terms have the meanings given to them in the Statement.

This Amendment No. 18 is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase of Ordinary Shares by Clal Industries pursuant to its Offer to Purchase set forth in the Tender Offer Statement on Schedule TO filed by Clal Industries with the SEC on March 5, 2008 (as amended, the "Tender Offer").

The following amends and supplements Items 2, 3 and 5 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statements is hereby amended and restated in its entirety as follows:

(a), (b) and (c): The Reporting Persons.

As of April 7, 2008:

     Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman control Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. Ganden Holdings owns, approximately 52.04% of the outstanding shares of IDB Holding (of which, approximately 14.3% of the outstanding shares of IDB Holding are held directly and approximately 37.7% of the outstanding shares of IDB Holding are held through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings). In addition, Shelly Bergman holds, through a wholly owned company, approximately 4.23% of the outstanding shares of IDB Holding.

     Nochi Dankner and Shelly Bergman entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of Ganden Holdings, and first refusal and tag along rights available to each one of them in connection with sales of shares of Ganden Holdings owned by the other. Nochi Dankner is the Chairman of the Boards of Directors of IDB Holding and IDB Development.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company which owns, as of September 6, 2007, approximately 12.35% of the outstanding shares of IDB Holding (of which, approximately 1.96% are held directly and approximately 11.5% of the outstanding shares of IDB Holding are held through Manor Investments - IDB Ltd. ("Manor"), a private Israeli company which is controlled by Manor Holdings). Manor also holds directly approximately 0.32% of the outstanding shares of IDB Development. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding and IDB Development.

     Avraham Livnat controls Avraham Livnat Ltd., a private Israeli company, which owns, as of September 6, 2007, approximately 12.36% of the outstanding shares of IDB Holding (of which, approximately 2.02% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company, which is a wholly owned subsidiary of Avraham Livnat Ltd.). Zvi Livnat, a son of Avraham Livnat, is a director of IDB Holding and IDB Development and Shay Livnat, a son of Avraham Livnat, is a director of IDB Development.


                               Page 9 of 11 pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented as follows:

As reported by Clal Industries on April 7, 2008, it will acquire a total of 2,104,720 Ordinary Shares validly tendered in the Tender Offer for $12.50 per share, or a total purchase price of $26,309,000, in cash. The acquisition of Ordinary Shares pursuant to the Tender Offer was funded out of working capital of Clal Industries.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer has advised the Reporting Persons that there were 15,481,681 Ordinary Shares outstanding on November 8, 2007. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a), (b) As of April 7, 2008:

     Clal Industries is the beneficial owner of, and may be deemed to share the power to vote and dispose of, 8,797,398 Shares, constituting approximately 56.32% of the outstanding Ordinary Shares of the Issuer.

     IDB Development may be deemed the beneficial owner of, and to share the power to vote and dispose of 8,895,896 Shares, consisting of the 8,797,398 Shares held by Clal Indsutries and the 98,498 Shares held by subsidiaries of CIEH for their own account, constituting, in the aggregate, approximately 56.95% of the outstanding Shares of the Issuer. IDB Development disclaims beneficial ownership of all of the 8,895,896 Shares reported in this Statement.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to be the beneficial owners of, and to share the power to vote and dispose of, 8,895,896 Shares, consisting of the 8,895,896 Shares beneficially owned by IDB Development, constituting approximately 56.95% of the outstanding Shares of the Issuer. IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of such shares.

     Based on information furnished to the Reporting Persons, Tal Mund, one of Clal Industries' executive officers holds 100 Shares of the Issuer. Other than that, the Reporting Persons are not aware of any executive officer or director named in Exhibit 1 through 3 to the Statement, beneficially owning any Shares.

     (c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 3 to this Statement, purchased or sold any Ordinary Shares in the sixty days preceding April 7, 2008, except as set forth pursuant to the Tender Offer.

     (d) Not applicable.

     (e) Not applicable.


                               Page 10 of 11 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2008

                CLAL INDUSTRIES AND INVESTMENTS LTD.
                IDB DEVELOPMENT CORPORATION LTD.
                IDB HOLDING CORPORATION LTD.
                NOCHI DANKNER
                SHELLY DANKNER-BERGMAN
                AVRAHAM LIVNAT
                RUTH MANOR

                By: Clal Industries and Investments Ltd.

                    By: /s/ Yehuda Ben Ezra, /s/ Gonen Bieber
                    Yehuda Ben Ezra and Gonen Bieber are authorized signatories of Clal Industries and Investments Ltd. for itself and on behalf of IDB Holding Corporation Ltd, IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibits 4-9 to the initial Statement.


                               Page 11 of 11 pages